

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2010

James N. Casey
Authorized Representative for NXP Semiconductors N.V.
1109 McKay Drive
M/S 54SJ
San Jose, CA 95131-1706

> **Re:** **NXP Semiconductors N.V.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 10, 2010**
> **File No. 333-166128**

Dear Mr. Casey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Company Information, page 5

1.   We note your response to comments 3 and 16 and may have further comments after you submit the disclosure requested.

Loss of our key management . . ., page 24

2.   Expand the disclosure added here to quantify the reduction in shareholding required and to clarify who are "eligible employees." Also tell us what exhibit governs this arrangement.

Use of Proceeds, page 34

3.   Please update the third paragraph of this section.

Sales, Marketing, and Customers, page 109

4. Please note that the example mentioned in prior comment 17 was not an exhaustive list of potential material effects of the laws you cite. Please revise your disclosure or expand your response accordingly.

Exhibit Index, page II-6

5. Please note that we may have further comments after you file the Virage Logic exhibit as well as other exhibits to be filed by amendment.

6. Please file a complete copy of your agreements. We note, for example, the annexes mentioned in Exhibits 10.6 and 10.9 are not included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3641 with any other questions.

Sincerely,

Geoffrey Kruczek
Senior Attorney

cc (via fax):   Nicholas J. Shaw
Simpson Thacher & Bartlett LLP